C SQUARED DEVELOPMENTS INC.
735 – 1489 MARINE DRIVE
WEST VANCOUVER, B.C. V7T 1B8
tel. (604) 913-0613
fax (604) 913-0628

03 MAR 17 AM 7:21

03007827

March 3, 2003

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Room 3090
Washington, D.C. 20549
U.S.A.

SUPPL

Attention: Mr. Paul Dudek

Dear Sirs:

RE: C Squared Developments Inc.
12g3-2(b) Exemption - #82-1756

In order to maintain the above exemption in good standing, we enclose the following:

1. News release dated February 27, 2003; and
2. Material Change Report dated February 27, 2003.

PROCESSED
APR 10 2003
THOMSON FINANCIAL

Yours very truly,

C SQUARED DEVELOPMENTS INC.
per: [signature]

Marilyn Wong,
Assistant Secretary

Encl.

dlw 4/7

82-1751

C SQUARED DEVELOPMENTS INC.

735 – 1489 MARINE DRIVE
WEST VANCOUVER, B.C. V7T 1B8
tel. (604) 913-0613
fax (604) 913-0628

FEBRUARY 27, 2003
NEWS RELEASE 00-03
TRADING SYMBOL SQD.V
SEC 12g3-2(b) #82-1756

Mr. Jonathan George, President of the Company, is pleased to report that an independent technical report, written in accordance with National Instrument 43-101, has been completed on the Henan Qin Ling Gold Mine Property located in the People's Republic of China. The report, by Ignacije Borovic, P.Eng., reviews and evaluates all previous work, existing mineral reserves, and potential mineral reserves on Veins #60 and #9.

Current indicated and inferred mineral reserves for Vein #60, between elevations of 1660 meters to 860 meters are 3,978,400 tonnes with an average gold grade of 8.91 g/t for a total of 1,139,965 oz.

From 860 meters to sea level, on Vein #60, Mr. Borovic concludes that based on the strong lateral and vertical extent of the upper portions of the vein, these lower levels can be reasonably expected to contain more than one million ounces of gold.

With respect to Vein #9, the report states that based on average gold grades of between 10.28 g/t to 23.63 g/t encountered in previous upper development, a potential mineral resource of 3,602,368 tonnes with grades greater than 10.0 g/t au may be reasonably anticipated.

The report recommends further exploration drilling to be conducted concurrently with ongoing development and mining of Veins #60 and #9 with a budget of US$9,832,268.

The project is subject to a final Sino Cooperative Joint Venture Agreement currently being negotiated between Terrawest Management Inc. ("Terrawest") and Henan Qin Lin Gold Mine. C Squared has entered into an agreement to purchase 100% of Terrawest, as described in its October 15, 2002 news release. The acquisition will be subject to receipt of regulatory approvals required for the Company's acquisition of Terrawest.

ON BEHALF OF THE BOARD OF
C SQUARED DEVELOPMENTS INC.

"Jonathan George"

Jonathan George, President

This press release contains certain "forward-looking statements" that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

82-1756

MATERIAL CHANGE REPORT

BC FORM 53-901F
Under Section 85(1) of the British Columbia Securities Act

FORM 27
Under Section 118(1) of the Alberta Securities Act

1. **Reporting Issuer**

   C Squared Developments Inc. (the "Company")
   735 – 1489 Marine Drive
   West Vancouver, B.C. V7T 1B8

   Telephone: (604) 913-0613

2. **Date of Material Change**

   February 27, 2003

3. **Press Release**

   A news release was issued on February 27, 2003, and disseminated through the facilities of Canada Stockwatch and Market News.

4. **Summary of Material Change(s)**

   The Company reports that an independent technical report has been completed on the Henan Qin Ling Gold Mine Property located in the People's Republic of China.

5. **Full Description of Material Change(s)**

   See attached news release.

6. **Reliance on Section 85(2) of the Act (British Columbia)**

   Not Applicable

7. **Omitted Information**

   Not Applicable

8. **Senior Officer**

   Jonathan George
   Telephone: (604) 913-0613

9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 27th day of February, 2003.

C SQUARED DEVELOPMENTS INC.
Per:

"Jonathan George"

Jonathan George, President